FOR IMMEDIATE RELEASE                 Contact:         Peter A. Schmitt
                                                       Vice President and
                                                       Chief Financial Officer
                                                       (770) 582-6363


               ISOLYSER AMENDS SHAREHOLDER PROTECTION RIGHTS PLAN




         NORCROSS, Georgia, October 14, 1997 -- Isolyser Company, Inc. (Nasdaq/NM:OREX) announced that it had amended (the "Amendment") its Shareholder Protection Rights Agreement (the "Plan") to better assure that the objectives of the Plan to protect and potentially enhance share value are realized.

         In 1996, the Company adopted the Plan after determining that the Plan was in the best interests of the Company's shareholders by helping to deter possible discriminatory and abusive takeover tactics, assuring the fair and equal treatment of all shareholders and providing greater flexibility and authority for the Board of Directors to negotiate and seek to achieve the best results for the Company and its shareholders in the event of any unsolicited proposals to acquire or restructure the Company. The Company adopted the
Amendment after considering recent developments under Georgia law and determining that the Amendment was in the best interests of the Company and its shareholders by assuring that the purposes of the Plan are not circumvented through a proxy contest.

         The Amendment generally provides that the Plan may not be modified to facilitate a business combination with a potential acquiring person for one year (or potentially longer in the event of certain self-dealing transactions) following a replacement of a majority of the directors of the Company with non-incumbent directors where such replacement directors were elected for the purpose of either facilitating a takeover of the Company by such acquiring person or directly or indirectly avoiding the purposes of the Plan. Neither the Plan nor the Amendment prevents a change of control of the Company where that is in the best interests of the Company's shareholders. While the Company as a matter of policy does not normally comment on the existence or absence of takeover proposals, the Plan was adopted only for precautionary purposes to protect the rights of shareholders and not in response to any known takeover proposal.



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         Isolyser,  based in Norcross,  Georgia,  has developed and manufactures
OREX(R) Degradables(TM), a series of ecologically safe products made from a thermoplastic, hot water soluble polymer that can be configured into an array of products such as woven and non-woven fabrics, film and thermoformed and extruded items. These products can be dissolved after use in hot water in a specially designed OREX(R) processor similar to a commercial washing machine, for safe disposal through municipal sewer systems. The Company believes that its products provide protection to people and the environment while providing cost-effective solutions to the problems associated with waste reduction and disposal. The Company also manufactures and markets custom procedure trays and infection control products. The Company's infection control products include personal protective equipment, specialty patient drapes, equipment covers, and liquid waste treatment systems.

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